Santiago, January 31, 2025
Mrs. Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref. Banco Santander-Chile
Reports changes in the administration

Mrs. President

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and other relevant regulations, Banco Santander-Chile informs that Mr. Román Blanco Reinosa will leave the position of Chief Executive Officer (CEO) of Banco Santander -Chile as of July 1, 2025. Mr. Andrés Trautmann Buc, an executive with extensive experience at the Santander Group, will replace him from that day on.

Mr. Blanco will continue to collaborate as long as necessary to carry out an adequate transition.

The above was approved at the ordinary board meeting of Banco Santander-Chile held on January 28, 2025.

Sincerely,

Claudio Melandri Hinojosa
President

c.c. Stock exchange